September 21, 2006
Mr. James Allegretto
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 3561
Washington, D.C. 20549

Re:	Michaels Stores, Inc.
Form 10-K for Fiscal Year Ended January 28, 2006
Filed March 30, 2006
Form 10-Q for Fiscal Quarter Ended April 29, 2006
Filed June 13, 2006
File No. 1-9338
Dear Mr. Allegretto:
     On behalf of Michaels Stores, Inc. (“Michaels” or the “Company”), we are writing to respond to your letter dated September 7, 2006 containing additional comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in regard to the above referenced filings and in response to Michaels’ September 1, 2006 letter responding to the Staff’s initial August 21, 2006 comment letter in regard to the above referenced filings.
     We have included the text of the Staff’s comments preceding each of Michaels’ responses. Set forth below are Michaels’ responses to the comments presented in your letter.
Form 10-K, for the Fiscal Year Ended January 28, 2006
Merchandise Inventories, page 30
1.	We note your response to our prior comment 1. Your description of the inventory change suggests it was a change in estimate. If so, please explain why you do not believe the disclosure required by paragraph 33 of APBO no. 20 is necessary. You state you are now using a new estimated period of benefit based on total inventory turnover for vendor allowances and that you have changed your estimate for deferral and recognition of non-distribution center costs. Your changes would appear to affect future periods. If the changes will not affect future periods, please disclose this fact and explain to us your basis for that position. On a related point, the non-cash charge of $15 million after tax recorded in 2005 is over 10% of net income and earnings per share for 2005. Please explain how you were able to

Mr. James Allegretto
United States Securities and Exchange Commission
September 21, 2006

conclude under SAB 99 that the impact of over 10% to net income in the 2005 financial statements was not material. If you cannot conclusively demonstrate the immateriality under SAB 99, you should amend your filing to revise your disclosures accordingly.
Response:	We would like to thank the Staff for taking our call the other day. As a result of our discussion, we thought we would clarify the nature of the inventory adjustments that were made in the fourth quarter of fiscal 2005.

As discussed in our prior response, each quarter the Company performs detailed calculations to determine, among other things, (a) the estimate of the amount of vendor entitlements to record as part of our inventory balance so that the appropriate amount can be deferred and recognized in the period in which the related inventory is sold, and (b) the estimate of the amount of purchasing, handling and other costs incurred to bring inventory to its saleable condition that should be recorded as part of our inventory balance. These estimates are inherently based on a variety of data available to the Company and are impacted by changes to the Company’s business operations or newly available information. For example, the Company has significantly increased the amount of vendor entitlement funds that it receives as a percentage of total inventory purchases, and has increased the percentage of its purchases that earn vendor allowances. As a result of the implementation of our stock ledger system as of the beginning of fiscal 2005, information pertaining to store-level perpetual inventory and its valuation using weighted average cost is now available. This new reporting capability allowed the Company to determine the percentage of inventories sourced through its distribution network, which directly impacted our calculation. In addition, the Company continues to make changes to its practices relating to the sourcing of its products, including the percentage of its product that passes through its distribution centers versus being shipped direct to stores. These changes in our operations continue to impact our estimates of the amount of costs that should be included within our inventory pool, as well as the period over which we sell through the inventory to which these costs relate. The Company changed its estimates to improve the matching of such items to the related inventory item cost and to subsequently recognize these amounts as the related inventories are sold.

The changes in estimate we recorded are expected to affect future periods as compared to the Company’s prior estimates, however, such comparisons would rely on assumptions that are no longer considered appropriate. We believe this information would not be relevant to investors. As our inventories turn approximately twice per year on average, the amounts deferred to properly value our inventory as of any balance sheet date can be expected to be recognized as a component of cost of sales within one to two quarters, and as such, will not impact multiple future fiscal year periods. The timing of recognition in the income statement will vary based on a number of factors including (a) the future sales velocity of the related inventories including seasonal impacts, (b) the timing of future purchases and associated vendor

Mr. James Allegretto
United States Securities and Exchange Commission
September 21, 2006

allowances, and (c) the levels of inventoriable costs incurred in future periods. Because a number of inputs used in our estimates vary from quarter to quarter, and are based on factors that are affected by future business conditions which are unknown and therefore cannot be determined with certainty as of the balance sheet date, the Company considers the computation of the future quarterly amounts to be impracticable. Additionally, due to the variability and nature of the inputs, any estimated impact could be materially different from actual results, which we do not believe would result in meaningful disclosure, and which could be considered misleading. We also believe the type of change in estimate we recorded is substantively different from a change in estimate that affects future periods in the spirit of APBO no. 20. In the case of a depreciable asset, for example, the cost basis is static and the useful life is established when the asset is placed in service to allow for systematic allocation of the asset cost over several future periods. In changing the estimate of the useful life, the impact on each future period until the asset becomes fully depreciated is known in the period of change. Although the Company acknowledges that there is an inherent future period impact associated with this change, those impacts (i.e. the recognition of inventoriable costs and vendor allowances in the income statement) are appropriately accounted for in that future period. Therefore, the Company believes this change in estimate was appropriately recorded in the fourth quarter of fiscal 2005, in the period of change, and resulted in the Company’s best estimate of consolidated inventory balances inclusive of inventoriable costs and net of associated vendor allowances as of the balance sheet date. The Company also believes that the adjustments that it made in the fourth quarter of fiscal 2005 represent changes in accounting estimate that are made in the normal course of business and result principally from the integration of newly available data into the Company’s calculations, and from an evaluation of whether the precision of our historical estimates could be improved in light of evolving changes in the Company’s business practices. Note that the Company will continue to evaluate the appropriateness of such estimates, and make any necessary changes as they are warranted.

We note that paragraph 1 of APBO no. 20 states that “the change should...be reported in a manner which will facilitate analysis and understanding of the financial statements.” We believe we have done so in our disclosures. Paragraph 33 of APBO no. 20 provides the appropriate disclosure guidance for changes in estimates made in the ordinary course of accounting and states, “disclosure of the effect ...is not necessary for estimates made in the ordinary course of accounting for items such as uncollectible accounts or inventory obsolescence however, disclosure is recommended if the effect of a change in estimate is material” (Italics added). In the interest of enhanced transparency to the readers of our financial statements, the Company provided separate disclosure of the changes in estimate, including the impact on net income, and the amount of the related tax benefit. Although we did provide the Staff with a materiality assessment of our changes in estimates in our response dated September 1, 2006, we do not believe that a materiality assessment under SAB 99 for compliance with the above disclosure guidance is necessary. We also note that paragraph 31 of APBO no. 20 prohibits the restatement of

Mr. James Allegretto
United States Securities and Exchange Commission
September 21, 2006

prior periods for changes in estimate. As such, we do not believe revision of our filing is required in this instance.

2.	We also note you state that only $7 million (5.3% of net income) of the $15 million charge relates to 2005. A change in estimate is accounted for in the period of change if the change affects that period only or the period of change and future periods. Your reference to the remaining $8 million relating to a prior period(s) suggests that a correction of an error may have been recorded in the current period. Please advise what consideration was given to treating such change as a correction of an error as opposed to a change in estimate. Please be detailed in your analysis. If you relied on SAB Topic 5:F, please show us how you determined amounts relating to prior periods were not material. On a related point, please also explain to us how you concluded the $8 million, net of tax, charge recorded in 2004 for rent expense and tenant allowances was not material to 2004 under SAB Topic 5:F. Please ensure your response on this point addresses any implications of a portion of the 2005 charge relating to prior periods. We may have further comment.
Response: As noted and for the reasons described in our response to comment 1 above, the Company believes the inventory changes were properly categorized as a change in accounting estimate and recorded in the period of change. In its evaluation of the changes to the calculations for cost deferral and vendor allowances, the Company carefully evaluated the guidance in APBO no. 20 to determine the most appropriate categorization. We discussed whether the changes should be characterized as a correction of an error in accordance with APBO no. 20, paragraph 13, and ultimately concluded this was not appropriate for the following reasons:
•	The Company believed its former estimates and judgments were reasonable and appropriate when the related financial statements were prepared based on then-existing information and business practices.
•	We consistently and accurately applied those estimates in our calculations.
•	We believe the new estimates have a greater degree of precision because of the use of newly available information from the Company’s recently implemented weighted average cost stock ledger.
•	The Company hypothetically estimated the effect on prior periods’ results of operations based on the retrospective application of both the assumptions and newly available information (which was not available prior to the beginning of fiscal 2005) used in the Company’s current calculations, and determined that the hypothetical impact of applying the new estimates to any prior year was not, in fact, material. Note, however, that the Company’s analytical estimates cannot be used for accounting purposes, as all information was not available in these prior year periods. The Company understands the Staff’s comments that referring to the prior year impact may have implied that these items should have been accounted for as a correction of an error. However, it was the Company’s intent that these disclosures would provide the financial statement user with

Mr. James Allegretto
United States Securities and Exchange Commission
September 21, 2006

information to understand that the use of the new estimates, if they were able to be applied in prior periods, would not have had a material impact on all prior periods. Our intent was not to imply that we corrected an error within the calculation. The Company will remove the disclosure of prior year amounts in its future filings in compliance with the provisions of APBO no.20, paragraph 31, which states, “a change in estimate should not be accounted for by restating amounts reported in financial statements of prior periods or by reporting pro forma amounts for prior years.”
With regard to the lease accounting change, the total adjustment was included in the statement of net income in the period in which the change was made in accordance with SAB Topic 5:F. Based on our materiality analysis performed in accordance with SAB 99, we concluded that the change was not material to current operations or the trend of reported results of operations. From a quantitative perspective, we noted that for fiscal 2004, the adjustment reduced previously reported operating and net income by 3.8%, which the Company concluded was likely not material. Supplementally, we determined that the impact to each prior fiscal year presented in our fiscal 2004 Form 10-K (fiscal 2000-2003) was $0.01 per share or less, which we determined was immaterial. From a qualitative perspective, the error also does not mask any trends. The adjustment was non-cash in nature, does not change the timing of our cash flows and will not materially alter our future earnings. The total amount recorded in fiscal 2004 did not change a profit into a loss, as our operating and net income levels for the past 5 years clearly showed an upward trend that was not materially affected (numerically) by this adjustment. Finally, the amount recorded was not an intentional act by management to conceal non-compliance with regulatory requirements, debt covenants, or to qualify for a bonus not otherwise earned. The error was simply a misinterpretation of existing guidance with no intent by management to deceive. In conclusion, we continue to believe that our assessments of the quantitative and qualitative characteristics of the adjustment support our conclusion that the error was immaterial to fiscal 2004 and all prior periods. We further believe that once investors consider all relevant facts and circumstances surrounding the adjustment, including not only the quantitative but the qualitative aspects (e.g., a significant number of other retailers that also corrected their policies), a reasonable investor would conclude that the adjustment we recorded was immaterial.
Additionally, with respect to the prior period amounts associated with the inventory cost/vendor allowance change in estimate, we do not believe it is appropriate to combine any such amounts with the lease accounting materiality assessment, based on the determination that those amounts were recorded in the normal course of accounting for changes in estimate. As previously stated above, we acknowledge that we should not have referred to the prior year impact as it implied a correction of an error as noted in the

Mr. James Allegretto
United States Securities and Exchange Commission
September 21, 2006

Staff’s comments. In future filings, we will amend our disclosures to conform with the requirements of APBO no.20, paragraph 33.
* * * * * * *
Michaels hereby acknowledges that:
•	Michaels is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and
•	Michaels may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities of the United States.
     If you have any questions regarding the foregoing, please do not hesitate to contact me at (972) 409-1581.

Very truly yours, Jeffrey N. Boyer President and Chief Financial Officer